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Form of Proxy - Annual General Meeting to be held on May 17, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to Proxy

1.

Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 p.m., Pacific Time, on May 15, 2006.

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Silver Standard Resources Inc. (the "Company") hereby appoints: R.A Quartermain, President and a Director of the Company, or failing this person, R.E.Gordon Davis, a Director of the Company, or failing both of the foregoing, Linda J. Sue, an Officer of the Company,

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Silver Standard Resources Inc. to be held at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on May 17, 2006 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.  Election of Directors

For Withhold	For Withhold	For Withhold	For Withhold
01. John R. Brodie 05. Robert A. Quartrmain	02. R.E. Gordon Davis	03. David L. Johnston	04. William Meyer

2.  Appointment of Auditor

For Withhold
To appoint PricewaterhouseCoopers LLP, Chartered Accountants as the auditor of the Company

3.  Set Auditors' Remuneration

For Withhold
To authorize the Directors to set the auditors' remuneration.

4.  Transact Other Business

For Withhold
To transact such other business as may properly come before the Meeting.

Authorized Signature(s)- This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

__________________________________________ Date

Interim Financial Statements Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.	Annual Report Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.